SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 3, 2004

Commission File No. 0-19696

Merant plc
(Exact name of Registrant as specified in its charter)

Abbey View, Everard Close, St Albans, Hertfordshire, AL1 2PS, England
(Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

       (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    )

             Merant plc is filing this Report on Form 6-K to furnish the media release regarding the results for its third fiscal quarter ending January 31, 2004, which was made public on March 3, 2004.

             This Report on Form 6-K is hereby incorporated by reference into Merant’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 3, 2004 and shall be a part of that Statement from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

COMPANY CONFIDENTIAL
Earnings release scheduled for Wednesday March 3rd
Under embargo for 10:00pm London time

For further information please contact:

Merant (U.S. Headquarters)	Merant (U.S. Headquarters)	Taylor Rafferty (London office)
Paul Scott +44 (0) 20 7936 0400
Gerald Perkel President & Chief Executive Officer +1 (503) 617 2735 Gerry.Perkel@merant.com	Scott Hildebrandt SVP and Chief Financial Officer +1 (503) 617 2401 Scott.Hildebrandt@merant.com	Taylor Rafferty (New York office)
Brian Rafferty +1 (212) 889 4350

MERANT ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

Serena Software to offer cash and stock for entire share capital of Merant

St. ALBANS, UK and HILLSBORO, OREGON, US — 3 March 2004 - Merant (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of software and services for managing code, content and other business-critical assets, announces results for the third fiscal quarter ended 31 January 2004.  Financial figures and comparisons presented below are on the basis of continuing operations.  In addition, earlier today,  the Boards of Directors of Merant and Serena Software have announced that they have reached agreement on the terms of a recommended cash and share offer to be made by Serena and by Lehman Brothers on its behalf (outside the United States) for the entire issued and to be issued share capital of Merant.

Highlights on Third Quarter Fiscal 2004 Financial Results:

•                  Operating profits (EBITA), excluding exceptional charges, grew to $3.6 million (11.3 percent of sales) from $1.4 million reported in the third quarter of the prior year

•                  Licence fees included 21 transactions valued at over $100,000

•                  Positive operating cash flow of $5.3 million, excluding cash restructuring and exceptional costs

•                  Ending cash of $70.7 million, with no debt

•                  Deferred revenues grew 19 percent sequentially to $44.5 million

US $, in millions	Q3 Fiscal 2004	Q3 Fiscal 2003
Revenue	31.8	30.3
Operating Profit (EBITA) Earnings before interest, taxes, amortisation and exceptional charges)	3.6	1.4
PBT (Profit before taxes including interest income)*	3.8	1.6
EPS (Earnings per share) *	0.04	0.02
Goodwill amortisation, taxes and exceptional charges	(2.8)	(1.3)
Net Profit/(Loss)	1.0	0.3

*Before exceptional and restructuring charges, taxes and goodwill amortisation

Financial information is reported in accordance with UK GAAP (Revenue also in accordance with U.S. GAAP)

Gerry Perkel, President and CEO of Merant, commented on the Third Quarter Results:

“The third quarter financial performance continued our trend of delivering results ahead of expectations”, commented Perkel.  “We were very pleased to see our operating profits increase to over eleven percent of sales.”

Third Quarter Fiscal 2004 Results:

Operating profits before interest and taxes (excluding charges for goodwill amortisation and exceptional and restructuring charges) in the third quarter increased to $3.6 million compared to the $1.4 million reported in the third quarter of fiscal 2003.  Revenue for the third quarter increased 5 percent to $31.8 million compared to the $30.3 million reported in the third quarter of the previous year.

Licence fee revenue accounted for approximately 36 percent of total revenue for the third quarter.  Maintenance fee revenue grew 11 percent compared to the third quarter of 2003 and represented 53 percent of total revenue.  Consulting and training revenue represented 11 percent of total revenue reported in the third quarter.  Geographically, North American sales for the third quarter represented 59 percent of total revenue. European sales represented 35 percent of total revenue with Asia-Pacific sales accounting for 6 percent.

Gross margins of 81.2 percent during the third quarter of fiscal 2004 increased approximately two percentage points compared to the 79.5 percent in the third quarter of fiscal 2003, due in part to improvement in gross profit margins in the Company’s consulting business. Total costs associated with continuing operations, excluding goodwill amortisation and exceptional charges, were $28.2 million, down 2.4 percent from the same quarter a year ago as the Company continued to closely manage expenses.  As previously announced, additional action was taken in the third quarter to reduce expenses to be in line with anticipated future revenues and a $1.4 million exceptional charge associated with these actions was recorded.

Cash and marketable securities ended at $70.7 million, while the Company continued to maintain no debt.  Deferred revenue increased 19 percent sequentially to $44.5 million due, in part, to strong maintenance renewal rates.  In addition, the Company posted positive operating cash flow (excluding cash impacts from previous restructuring actions and exceptional charges) of $5.3 million during the third quarter.

The Company ended the third quarter of fiscal 2004 with 535 employees.

Business Outlook:

The Company maintains a cautious outlook regarding revenue and growth performance as global economic pressures continue to limit information technology and software development spending, especially related to new licence fees.  Even though the Company exceeded its profit and revenue objectives in the third quarter, longer selling cycles that exist in the current economy, especially related to increased customer scrutiny of larger transactions, make it difficult to predict and forecast overall revenues.  Over the longer term, once the economic conditions begin to improve and key additional product revenues emerge from its growth initiatives, the Company’s goal continues to be the generation of operating profits in excess of 15 percent on sales.

Recommended Cash and Share Offer for Entire Share Capital of Merant:

The Boards of Directors of Merant and Serena Software have announced that they have reached agreement on the terms of a recommended cash and share offer to be made by Serena and by Lehman Brothers on its behalf (outside the United States) for the entire issued and to be issued share capital of Merant, including all Merant shares represented by Merant ADR’s.  Details of the terms and conditions of the Offer and the Board’s reasons for recommending acceptance are set out in the announcement of the Offer (see separate press release).  Under the terms of the Offer, Merant Shareholders will receive 136.5 pence in cash and 0.05 new Serena shares for every Merant ordinary share held (directly or through ADR’s).  Each ADR represents 5 Merant ordinary shares.

Merant intends to file a solicitation/recommendation statement with the SEC on the date Serena’s offer document is mailed to Merant shareholders. Merant shareholders are advised to read these documents when they become available because they will contain important information. Investors will be able to get these documents for free at the SEC’s website and can get a free copy of the solicitation  recommendation statement from us at 3445 NW 211th Terrace, Hillsboro, OR 97124, USA.

Merant intends to file a solicitation/recommendation statement with the SEC on the date Serena’s offer document is mailed to Merant shareholders.  Merant shareholders are advised to read these documents when they become available because they will contain important information.  Investors will be able to get these documents for free at the SEC’s website and can get a free copy of the solicitation recommendation statement form us at 3445 NW 211th Terrace, Hillsboro, Oregon, 97124 Attention Investor Relations.

Conference Call

A conference call has been scheduled at 8:00 a.m. London Time (3:00 a.m. US Eastern) on 4 March 2004 for investors, analysts and press. For those wishing to participate in the call, the telephone numbers are UK: +44 (0)208 515 2315; US: +1 800 240 8621.  The replay of the conference call will be available for two weeks after the conference call.  The replay numbers are UK: +44 (0)208 797 2499, PIN: 974693; US: +1 303 590 3000, PIN:  572160.  A web-cast of the call will also be available.  Please visit the Company’s investor site at www.merant.com for more information.

About Merant

Merant delivers the industry’s most flexible and comprehensive enterprise change management solutions.  Thousands of organisations across the globe rely on Merant’s software and services to dramatically enhance the productivity, quality and ROI of their technology initiatives by allowing them to easily track, manage and control modifications in business-critical information assets.  For more information, please visit www.merant.com.

Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that include statements regarding expectations for future financial results and results of operations, business strategy, and prospects, including the growth and/or performance of our software configuration management and other businesses and related revenues.  When used in this release, the words ‘anticipate,’ ‘plan’, ‘believe’, ‘estimate’, ‘intend’, ‘expect’, ‘goal,’ ‘realize’, ‘likely’, ‘unlikely’, and other similar expressions, as they relate to Merant, its business or its management, are intended to identify these forward-looking statements.  These forward-looking statements involve a number of risks and uncertainties.  Actual results could differ materially from those anticipated by these forward-looking statements.  Factors that could cause actual results to differ materially include, among others, the extent to which the current weakness and uncertainty in the economic climate generally and in IT spending in particular continues, the inability of Merant to effectively manage its costs against uncertain revenue expectations and reduce costs quickly in response to a revenue shortfall, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, especially such delays associated with higher dollar orders, the ability of Merant to develop, release, market and sell products and services to customers in the highly dynamic market for the Company’s products, the potential need for software configuration management and web content management products to shift based on changes in technology and customer needs, the effect of competitors’ efforts to enter Merant’s markets and the possible success of new and existing competitors in those markets, Merant’s ability to recruit and retain key personnel, especially in the sales and business units and at the management level, and Merant’s ability to manage and integrate acquired businesses or other businesses that it may acquire in the future.

Further information on potential factors which could affect Merant’s financial results and operations are found in filings or submissions on Form 6-K as periodically submitted to the SEC, and in Merant’s Annual Report on Form 20-F for the year ended April 30, 2003.  Merant undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this release that may reflect events or circumstances occurring after the date of this release.

Financial Statement Information

The financial information contained in this report does not represent the Company’s full statutory accounts. The financial information relating to fiscal 2004 and the quarterly periods within fiscal 2003 and fiscal 2004 are unaudited and no accounts have been delivered to the U.K. Registrar of Companies.  Statutory accounts dealing with fiscal 2003 have been delivered to the U.K. Registrar of Companies and the Company’s auditors made a report under section 235 on these accounts which was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.  The Company’s financial statements are reported in UK GAAP, with the exception of Revenue which is recorded in accordance with UK and U.S. GAAP.

U.S. Securities Filings

Copies of Merant’s Annual Report to Shareholders and Annual Report on Form 20-F for the year ended April 30, 2003, as well as its periodic reports on Form 6-K, are available upon request to Merant’s offices in Hillsboro, OR or St. Albans, United Kingdom and are also available on the SEC website located at http://www.sec.gov.

Merant plc
Management Trading Statement using UK GAAP results in USD

	Three months ending:
	Jan-31 2004 $’000	Jan-31 2004 $’000 Exceptional Charges	Jan-31 2004 $’000 Total	Jan-31 2003 $’000
Revenue:
Licence fees	11,318		11,318	11,514
Maintenance subscriptions	16,867		16,867	15,172
Training and consulting	3,634		3,634	3,627
Total revenue	31,819	0	31,819	30,313
Cost of revenue:
Cost of licence fees	772		772	824
Cost of maintenance subscriptions	2,006		2,006	1,959
Cost of training and consulting	3,189		3,189	3,439
Total cost of revenue	5,967	0	5,967	6,222
Gross profit	25,852	0	25,852	24,091
Operating expenses
Research and development	7,088	418	7,506	6,802
Sales and marketing	11,805	386	12,191	12,449
General and administrative	3,369	554	3,923	3,456
Total operating expenses, excluding amortisation	22,262	1,358	23,620	22,707
Operating profit before interest and amortisation	3,590	(1,358)	2,232	1,384
Interest income, net	174		174	245
Profit before taxes and amortisation	3,764	(1,358)	2,406	1,629
Amortisation of goodwill	(1,456)		(1,456)	(1,321)
Profit before taxation	2,308	(1,358)	950	308
Taxation	0		0	0
Profit for the period from continuing operations, after taxation	2,308	(1,358)	950	308
Earnings per share before taxes, amortisation and exceptional items
Earnings per ordinary share: basic	$0.04			$0.02
Earnings per ordinary share: diluted	$0.04			$0.02
Earnings per ADR equivalent: basic	$0.19			$0.08
Earnings per ADR equivalent: diluted	$0.19			$0.08
Net Earnings per share for the period
Earnings per ordinary share: basic			$0.01	$0.00
Earnings per ordinary share: diluted			$0.01	$0.00
Earnings per ADR equivalent: basic			$0.05	$0.02
Earnings per ADR equivalent: diluted			$0.05	$0.02

Ordinary shares — basic	97,659		97,659	98,645
Ordinary shares — diluted	100,548		100,548	98,805
ADR equivalents — basic	19,532		19,532	19,729
ADR equivalents — diluted	20,110		20,110	19,761

The profit and loss was translated from GBP to USD using the monthly average rates

Merant plc  —  CONSOLIDATED PROFIT & LOSS ACCOUNT

	Three months ending:
	Jan-31 2004 $’000	Jan-31 2004 $’000 Exceptional Charges	Jan-31 2004 $’000 Total	Jan-31 2003 $’000
Revenue:
Licence fees	11,318		11,318	11,514
Maintenance subscriptions	16,867		16,867	15,172
Training and consulting	3,634		3,634	3,627
Total revenue	31,819	0	31,819	30,313
Cost of revenue: continuing business
Cost of licence fees	772		772	824
Cost of maintenance subscriptions	2,006		2,006	1,959
Cost of training and consulting	3,189		3,189	3,439
Total cost of revenue	5,967	0	5,967	6,222
Gross profit	25,852	0	25,852	24,091
Operating expenses
Research and development	7,088	418	7,506	6,802
Sales and marketing	11,805	386	12,191	12,449
General and administrative	3,369	554	3,923	3,456
Total operating expenses, excluding amortisation	22,262	1,358	23,620	22,707
Operating profit before amortisation	3,590	(1,358)	2,232	1,384
Amortisation of goodwill	(1,456)		(1,456)	(1,321)
Operating profit	2,134	(1,358)	776	63
Interest income, net	174		174	245
Profit before taxation	2,308	(1,358)	950	308
Taxation	0			0
Profit for the period after taxation	2,308	(1,358)	950	308

Earnings per ordinary share: basic			$0.01	$0.00
Earnings per ordinary share: diluted			$0.01	$0.00
Ordinary shares — basic			97,659	98,645
Ordinary shares — diluted			100,548	98,805

The profit and loss was translated from GBP to USD using the monthly average rates

Merant plc  —  CONSOLIDATED BALANCE SHEET

(unaudited)	Jan-31 2004 $000	Apr-30 2003 $000
Fixed assets
Intangible fixed assets	12,636	13,754
Tangible fixed assets	3,719	3,148
Investment	17,699	11,176
Total fixed assets	34,054	28,078
Current assets:
Stock	106	144
Trade debtors	29,451	25,376
Other debtors and prepaid expenses	3,441	5,722
Cash and bank deposits	70,715	72,779
Total current assets	103,713	104,021
Creditors: amounts falling due within one year
Trade creditors	2,178	1,977
Accrued employee compensation	6,989	8,868
Current corporation tax	11,019	9,570
Accrued expenses and other current liabilities	8,807	9,754
Deferred revenue	44,529	41,526
Total current liabilities	73,522	71,695
Net current assets	30,191	32,326
Total assets less current liabilities	64,246	60,404
Provision for liabilities and charges	3,817	7,158
Net assets	60,428	53,246
Capital and reserves
Called up share capital	3,837	3,321
Share premium account	369,961	322,422
Capital redemption reserve	1,706	1,498
Profit and loss account	(315,076)	(273,995)
Total shareholders’ equity	60,428	53,246

Each balance sheet account was translated from GBP to USD at the closing rate for each period

Merant plc  —  CONSOLIDATED CASH FLOW STATEMENT

Jan-31 2004 $’000
(i) Reconciliation of operating profit to “Net cash inflow from operating activities”
Operating profit	2,134
Depreciation charges	428
Amortisation charges	1,456
EBT costs	78
Changes in operating assets and liabilities	826
Exceptional items	(1,358)

Net cash inflow from operating activities	3,564

CONSOLIDATED CASH FLOW STATEMENT UK FORMAT

Net cash inflow from operating activities (note i)	3,564
Returns on investments and servicing of finance	174
Taxation	0
Capital expenditure and financial investment	(599)
Acquisitions and disposals	0
Cash inflow before financing	3,140
Financing	213
Increase in cash	3,352

(ii) Reconciliation to net funds
Increase in cash during the period	3,352
Translation difference	797
Movement in cash during the period	4,149
Net funds, beginning of period	66,566
Net funds, end of period	70,715

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, Merant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merant plc

By:	/s/ Stephen M. Going
Name: Stephen M. Going
Title: Vice President and General Counsel

Date: March 3, 2004